General Maritime Corporation
299 Park Avenue, 2nd Floor
New York, NY 10171

December 20, 2011

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	General Maritime Corporation
Registration Statement on Form S-3, Filed December 23, 2010
File No. 333-171505

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), General Maritime Corporation (the “Company”), on behalf of itself and the other Registrants (as defined below), hereby applies to the Securities and Exchange Commission (the “Commission”) for an order granting the withdrawal of the Registration Statement on Form S-3 (File No. 333-171505) of the Company and the subsidiaries of the Company included as additional registrants thereunder (together with the Company, collectively, the “Registrants”), together with all exhibits thereto (collectively, the “Registration Statement”).  The Registration Statement was originally filed with the Commission on December 23, 2010 and was never declared effective.

The Company is requesting this withdrawal of the Registration Statement because the transactions contemplated by the Registration Statement were never initiated, and the need for registration of the securities under the Registration Statement is no longer necessary.  Also, the Company expects that its common stock will be removed from listing on the New York Stock Exchange on December 24, 2011, which is ten days following the filing by the New York Stock Exchange of a Form 25 with respect to the Company on December 14, 2011. The Form 25 was filed by the New York Stock Exchange following the Company’s filing on November 17, 2011 of a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code.  Accordingly, because the proposed offering of the securities under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.  No securities have been sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. The Company respectfully requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

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If  you have any questions regarding this request, please feel free to contact Terrence L. Shen of Kramer Levin Naftalis & Frankel LLP, the Company’s outside counsel, at (212) 715-7819.

Very truly yours,

GENERAL MARITIME CORPORATION

By:	/s/ John P. Tavlarios
Title:	President